December 20, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Robert Augustin and Jane Park

Tracey Houser and Li Xiao

Division of Corporate Finance

Office of Industrial Applications and Services

Re:	GenEmbryomics Limited

Draft Registration Statement on Form F-1

Submitted September 24, 2024

CIK No. 0002038033

Ladies and Gentlemen:

GenEmbryomics Limited, an Australian company (the “Company” or “we”), has today submitted to the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1933, as amended (the “Securities Act”), a confidential draft amendment (the “Amendment”) to its draft Registration Statement on Form F-1 initially submitted to the SEC on September 24, 2024 (as amended, the “Registration Statement”).

         We are writing to respond to the comments of the staff of the Commission (the “Staff”) raised in your letter to the Company dated October 22, 2024. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, a copy of the Amendment is enclosed and has been marked to show changes from the Registration Statement submitted September 24, 2024. References to page numbers in our responses are to page numbers in the amended Registration Statement or the Prospectus that forms a part thereof. Capitalized terms defined in the Registration Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Draft Registration Statement on Form F-1 submitted September 24, 2024 Cover Page

1.

We note that this prospectus relates to both a primary offering and a secondary offering. Please revise your cover page to clearly highlight at the forefront that the secondary offering will not commence until after the closing of your initial public offering and listing of the ordinary shares on the Nasdaq Capital Market, as you state on page 45. Also revise to discuss the duration of the secondary offering, and clarify whether the secondary offering is underwritten and the type of offering (firm commitment or a best efforts offering). Refer to Item 501(b)(3) of Regulation S-K.

RESPONSE: Revisions made to the cover page of our prospectus on page 3.

Securities and Exchange Commission
December 20, 2024

Prospectus Summary, page 8

2.	We note your disclosure on pages 27 and 75 that your products are currently considered laboratory-developed tests (LDTs). Please include similar disclosure in your prospectus summary accordingly.

RESPONSE: Disclosure made in our prospectus summary on page 11.

3.

We note your disclosure on page 9 that you "intend to progress the MoU with Progenesis to a Heads of Agreement and have agreed with Progenesis to negotiate in good faith to finalise the Heads of Agreement within 120 days from the MoU execution date." We refer to your disclosure that the MoU was entered into on March 18, 2024. We also note your reference on page 59 to your "recently established strategic partnership with Progenesis." Please revise your disclosure here and throughout the prospectus to disclose the current status of the Heads of Agreement with Progenesis and clarify, if true, that the proposed Heads of Agreement would be a non-binding agreement. If you have entered into the Heads of Agreement with Progenesis, please disclose the material terms of such agreement and file the agreement as an exhibit to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K. Please also include appropriate risk factor disclosure to address any risks you may face if you fail to enter into the Heads of Agreement and/or a binding agreement with Progenesis or your two other potential partner IVF clinics, as applicable.

RESPONSE: Revisions made to pages 9, 12, 13, 16, 50, 65 to disclose the current status of agreement with Progenesis. A risk factor has been added to page 25 to discuss the risks related to the Progenesis agreement.

4.

We note your disclosure in the Summary that the Early Adopter Agreements and MoU with Progenesis constitute a “critical component of your strategy globally” and “form the foundation for [y]our future commercial testing services.” Please balance your disclosure with equally prominent disclosure concerning the challenges you face in implementing your business strategy and gaining market acceptance. As examples only, we note that you have not entered into binding agreements with partner IVF clinics to date and also refer to your history of net losses and accumulated deficit.

RESPONSE: Disclosures made on page 12.

Securities and Exchange Commission
December 20, 2024

5.

Please revise your disclosure here and throughout the prospectus to clarify the meaning and significance of scientific or technical terms the first time they are used in the Summary and throughout the prospectus in order to ensure that lay readers will understand the disclosure. For example only, fluorescence in situ hybridization, next- generation sequencing, fertility-fraud, consanguinity, mendelian and syndromic diseases, and enterprise scale LIMS and EMS.

RESPONSE: Scientific and technical terms, including but not limited to fluorescence in situ hybridization, next-generation sequencing, fertility fraud, consanguinity, mendelian diseases, syndromic diseases, and enterprise scale LIMS and EHR have been defined and/or clarified throughout our prospectus.

Implications of Being an "Emerging Growth Company", page 13

6.

Please revise your disclosures here and on page 41 to clarify that you will be required to conduct an evaluation of (y)our internal control over financial reporting beginning with the filing of your second Form 10-K post effectiveness of this Form F-1. Refer to the guidance in Item 308(a) of Regulation S-K and the Instruction to Item 308 of Regulation S-K.

RESPONSE: Revision made to page 14 to clarify when we will be required to conduct an evaluation of our internal control over financial reporting.

Recent Developments, page 13

7.

Please revise your presentation of the number of ordinary shares and any per share data to reflect the share split of four and one half Ordinary Shares for every one Ordinary Share throughout your disclosures in the Form F-1 along with clear disclosure that you have adjusted all share and per share data to retroactively reflect the share split for all periods presented. As an example, we note your disclosure for the Pre-IPO Raise of 39,119 Ordinary Shares, which does not appear to reflect the share split.

RESPONSE: The number of Ordinary Shares presented throughout the registration statement have been adjusted to retroactively reflect the share split.

Securities and Exchange Commission
December 20, 2024

The Offering, page 18

8.	Please expand your disclosures regarding the number of Ordinary Shares outstanding immediately after this offering to include the shares to be issued to the Promissory Noteholders.

RESPONSE: Revisions made to page 19 to include the shares to be issued to the Promissory Noteholders.

Uncertainty in the development and commercialization of our products, page 24

9.

We note your disclosure on page 24 that “the launch of any new diagnostic test, particularly those in the field of IVF and assisted fertility, will require the completion of certain clinical validation studies to substantiate the utility of our technologies and ensure their efficacy and safety in various demographic groups” and that “these trials will involve the expenditure of substantial cash resources and may require large numbers of patient specimens and, for certain products, large, prospective, and controlled clinical trials.” Please expand your disclosure, where appropriate, relating to the requirements to launch new diagnostic tests in the field of IVF and the types of products that may require such clinical validation studies.

RESPONSE: Revision made to risk factor on page 24. Our current clinical validation study has also been disclosed on page 70.

We continue to spend a significant amount of resources on research and development that may not lead to successful products or the..., page 24

10.

We note your disclosure here that "Panacea-GenomeScreen™ is not currently subject to U.S. Food & Drug Administration (FDA) oversight." You also disclose on page 68 that you plan to enter your products into the European market in 2025. Please revise to discuss whether your product is subject to oversight by similar regulatory agencies in Europe. Please also clarify whether any of your other product candidates, including the Couplet-GenomeScreen, Ova-GenomeScreen and Serendipity-GenomeScreen, are subject to oversight by the FDA or similar regulatory agencies in Europe.

RESPONSE: Revision made to risk factor on page 25 and disclosure on page 68.

We rely on a limited number of suppliers, or in some cases, a single supplier, for some of our test kits and materials and may not be..., page 28

11.

We note your disclosure that you are dependent on a sole supplier for certain components of your test kits. Please revise to describe your source and the availability for these components. Refer to Item 4.B.4 of Form 20-F.

RESPONSE: Revision made to risk factor on page 28 to disclose our current intention with respect to the supply of test kits.

Securities and Exchange Commission
December 20, 2024

Risk Factors

"We are an "emerging growth company" under the JOBS Act...", page 39

12.

We note your disclosure that you intend to take advantage of the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Please revise your disclosure to clarify that this option is not available to you, as your consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which does not provide for extended transition periods for new or revised accounting standards.

RESPONSE: Revisions made to the disclosure on page 14 and the risk factor on page 39 to clarify that we will not be able to take advantage of the extended transition period.

Use of Proceeds, page 46

13.

We refer to your disclosure on page 72 relating to the various products in your development pipeline, including the Ova-GenomeScreen, Serendipity-GenomeScreen and the Genome Sharing Platform. Please confirm whether you intend to use the proceeds of this offering towards the development of these products, and if so, how much you intend to allocate and how far the proceeds from the offering will allow you to proceed with such products, as applicable. Refer to Item 3.C of Form 20-F, as required by Item 4 of Form F-1.

RESPONSE: Revisions made to our use of proceeds in the offering section on page 18 and in the use of proceeds of this offering on page 46 to address these various products in our development pipeline.

Capitalization and Indebtedness, page 47

14.	Please expand your tabular presentation to address the following:
•	Include the use of proceeds from the IPO for the repayment of accrued interest outstanding on the Promissory Notes. Address this with the preparation of the Dilution table.

Securities and Exchange Commission
December 20, 2024

•	Include total capitalization line item, which is the sum of indebtedness and shareholders’ equity/(deficit).

RESPONSE: Revised tabular presentation provided on page 48.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 51

15.

Please expand your disclosure to include an analysis of all of your operating expenses, including employee benefits expense and share based payments. As part of your analysis, disclose the portion of the expenses that relates to general and administrative activities, research and development activities and marketing activities for each period presented.

RESPONSE: Revisions made to pages 51 to 53 (inclusive).

16.

Considering the significance of your research and development activities to your business, please provide quantification of the nature of the material components of your research and development expenses, including any compensation expense recognized elsewhere, for each period presented.

RESPONSE: New tabular presentation and revised disclosure regarding the increase in research and development expenses has been provided on page 52.

Business, page 59

17.

We refer to your disclosure on page 51 that you are “currently conducting clinical trials in collaboration with leading IVF centers worldwide to validate the clinical utility and cost-effectiveness of [y]our Panacea-GenomeScreen test.” Please expand your disclosure, where appropriate, to discuss the scope and design of the clinical trials, including the size of each trial and the parties who conducted the trials, the primary endpoint, whether the trials are powered for statistical significance, and to discuss the clinical observations.

RESPONSE: Revision made to page 51. Our current clinical validation study has been disclosed on page 70.

Securities and Exchange Commission
December 20, 2024

Cost of Sequencing a Human Genome, page 61

•

We note your disclosures relating to the estimates for the total addressable market for preimplantation genetic testing and the WGS market and have the following comments:We note your disclosure on page 61 that the global preimplantation genetic testing market was estimated to be worth $0.7 billion and is expected to reach $1.2 billion by 2028 based on a CAGR of 11.4% from 2023 to 2028. Please revise to provide the addressable market for the preimplantation genetic testing market in the United States and discuss any material assumptions underlying these projections; and

•

We also refer to your disclosure that "[t]he global market size of WGS was valued at US$5.5 billion in 2022 and is projected to reach US$30.l billion by 2032, with a compound annual growth rate (CAGR) of 18.7% from 2023 to 2032." Please provide a citation for and discuss the material assumptions underlying this projection.

RESPONSE: Our prior disclosure relating to estimates on pages 60 and 61, and the studies previously cited have been deleted.

Key Relationships, page 67

18.

We refer to your disclosure relating to the Master Services Agreement you entered into with Cima Growth Solutions, LLC. Please revise to disclose the material terms of the agreement, including the termination provision, and file such agreement as an exhibit to the prospectus as required by Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to do so.

RESPONSE: Our prior disclosure relating to Cima Growth Solutions, LLC on pages 65 and 66 has been deleted. We no longer use Cima Growth Solutions LLC for logistics, kit manufacturing, CRM or marketing support and no fees are outstanding under this agreement.

19.

We note your disclosure that you have partnered with Illumina Inc. to access Illumina’s AI-powered system to assist with the analysis your raw WGS data. You also disclose on page 50 that you are “currently licensing in partnership with Illumina Inc.” Please revise your disclosure to clarify, if true, that you have entered into a license agreement with Illumina. Please expand your disclosure to discuss the material terms of such agreement, including without limitation, each party's rights and obligations, the aggregate amounts paid to date (including any upfront, execution or maintenance fees), the term of the agreement, the royalty term and royalty rate or range, and the termination provisions, as applicable.

RESPONSE: Revisions made to our Illumina agreement disclosures on pages 50 and 66.

Securities and Exchange Commission
December 20, 2024

20.

We note your disclosure in the Summary and elsewhere in the prospectus that you entered into five letters of intent with potential partner IVF clinics in the year ended June 30, 2023, which laid the groundwork for the three Early Adopter Agreements you entered into in 2024, which subsequently led to the Memorandum of Understanding with Progenesis. Please expand your disclosure to specify when you entered into the five letters of intent and clarify your disclosure here and elsewhere in the prospectus that Progenesis was identified as one of the three potential partner IVF clinics. Please revise to provide a brief description of the material terms of the Early Adopter Agreements and file such agreements as exhibits to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: Revisions made to our disclosures regarding the letters of intent and early adopter agreements on pages 9, 12, 50, 66. We note that Progenesis is not an IVF clinic. The form of agreement that we used for the early adopter agreements will be filed by amendment with first public filing of the registration statement.

Development Pipeline, page 72

21.

You disclose here and throughout the prospectus that you are working on several additional products, such as Ova-GenomeScreen, Serendipity-GenomeScreen, and Genome Sharing Platform. By way of example, we refer to your disclosure on page 72 that you expect to launch the Couplet-GenomeScreen genetic testing service in the third quarter of the fiscal year ended June 30, 2025. Please expand your disclosure, where appropriate, to describe in greater detail the timeline for the development of each your products and software, including descriptions of any clinical trials, as applicable. Please also address the following issues in your revised disclosure:

•

With respect to your Couplet-GenomeScreen test, we note your disclosure that the use of haplotype phased data provides a “more accurate depiction of an individual’s genetic makeup”. Please expand your disclosure to discuss the type of information haplotype unphased data provides, how Couplet-GenomeScreen differs from current carrier testing methodologies, and whether current carrier testing approaches utilizes haplotype phased and unphased data; and

Securities and Exchange Commission
December 20, 2024

•

Please revise to provide additional detail relating to the technology and methodologies used in your Ova-GenomeScreen product, including whether the test utilizes Whole-Genome Sequencing analysis. Please clarify whether your Serendipity-GenomeScreen test utilizes different technologies and/or methodologies as your Couplet-GenomeScreen and Ova-GenomeScreen products, if any.

RESPONSE: Revisions made to our development pipeline disclosures on pages 71, 72 and 73.

Quality Control, page 73

22.

We note your disclosure that you have adopted Qualio as your electronic quality management system (eQMS) software and have partnered with Compliancy Group, Inc. to ensure that your quality management system complies with regulatory requirements. Please disclose if you have entered into any agreements with respect to your Qualio eQMS software and with the Compliancy Group, and if so, please provide a brief description of the material terms of the agreements and file such agreements as exhibits to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: Revisions made to pages 73, 74 and 75. The Qualio agreement and the Compliancy Group agreement will be filed by amendment with the first public filing of the registration statement.

IP Registrations and Applications, page 75

23.

We note your disclosure on page 75 that your intellectual property portfolio “includes a patent family that safeguards the proprietary technology and methods used in Panacea-GenomeScreen.” Please clarify whether your intellectual property portfolio currently includes any issued patents. For each material patent or patent application, please revise your disclosure here to disclose:

•	the specific product(s) or technology to which such patents or patent applications relate;
•	the type of patent protection (composition of matter, use or process);
•	the expiration dates;

Securities and Exchange Commission
December 20, 2024

•	and applicable material jurisdictions, including any foreign jurisdiction.

In this regard, it may be useful to provide this disclosure in tabular form.

RESPONSE: Revisions made and disclosure provided in tabular form on page 76.

Competition, page 76

24.

We note your disclosure on page 76 that your primary competitors will include “companies offering comprehensive preimplantation genetic testing with PGT-WGS, and traditional providers of PGT-A using older technologies.” Please revise to discuss whether any of your competitors are also developing or have developed tests utilizing WGS for preimplantation genetic testing, and if so, disclose where they are in the development process. Additionally, we note your disclosure that "[k]ey factors for competition in this IVF genomic sequencing market include turnaround times, accuracy and effectiveness of screening, innovative technologies, and the ability to provide comprehensive and user-friendly reports to inform patient decisions." Please revise to discuss, where appropriate, how you distinguish yourself from your competitors with respect to these factors.

RESPONSE: Revisions made to pages 23 and 76.

Government Authorizations and Regulations, page 77

25.

We note your disclosure on page 27 that some of your products under development may be subject to regulation as in vitro diagnostic medical devices (IVDs) in certain jurisdictions. Please expand your disclosure, where appropriate, to specify which of your products under development may be regulated as an IVD and the applicable jurisdictions. Please revise your disclosure in this section to discuss the relevant regulations governing IVDs, as applicable.

RESPONSE: Revisions made to pages 24, 25 and 27.

Executive Compensation and Related Information Summary of Executive Officer Compensation, page 96

26.

We note your disclosure of the compensation for your Managing Director/CEO. Please revise your table to disclose the compensation of the other executive officers and members of your management team required by Item 6.B of Form 20-F, as required by Item 4 of Form F-1.

RESPONSE: Revisions made to page 96 to disclose that we did not have any other executive officers or members of senior management during the years ended June 30, 2023 and 2024. .

Securities and Exchange Commission
December 20, 2024

Report of Independent Registered Public Accounting Firm, page F-4

27.

We note that BDO Audit Pty Ltd references “schedules” in their opinion paragraph. We further note your disclosure in Item 8. Exhibits and Financial Statement Schedules on page II-3 that schedules have been omitted. Please address this inconsistency.

RESPONSE: We have now disclosed our recent financial statements for fiscal year ended June 30, 2024 beginning from page F-2. The Report of Independent Registered Public Accounting Firm on page F-4 makes no reference to "schedules".

Statements of profit or loss and other comprehensive income, page F-6

28.

Please revise the amount of basic and diluted loss per share presented here and in Note 20 to reflect loss attributable to the ordinary equity holders divided by the weighted average shares outstanding retroactively reflecting the July 1, 2024 share split for the periods presented. Refer to IAS 33.10 and IAS 33.64 for guidance.

RESPONSE: Refer to loss per share on page F-6 and Note 23 on page F-20.

29.

We note that you are classifying the expenses for each period presented using a combination of the nature (i.e., employee benefits expense and share based payments) and function (i.e., general and administrative expenses, research and development expenses, and marketing expenses). In accordance with the guidance in IAS 1.99 through .101 and .105, please revise your presentation to use either the nature or function of the expenses. To the extent that you elect to classifying your expenses by their function, provide the additional footnote disclosures required by IAS 1.104. Also refer to the guidance in IAS 38.126 through .127 regarding disclosure of the aggregate amount of research and development expense to the extent that you elect to classify expenses by their nature.

RESPONSE: Refer to the disclosure in Note 25 on pages F-25. The expenses within our statement of profit and loss and other comprehensive income has been presented by function for our fiscal year 2024 (year ended June 30, 2024) and our fiscal year 2023 (year ended June 30, 2023) comparison has been reclassified. This is disclosed within Note 25 on page F-25

Securities and Exchange Commission
December 20, 2024

Note 22. Significant accounting policies, page F-18

30.	Please expand your disclosures to provide your accounting policy for the recognition and measurement of research and development costs.

RESPONSE: Accounting policy on research and development costs has been added to the financial statements for fiscal year ended June 30, 2024 within Note 25 on page F-25.

Foreign currency translation, page F-19

31.

We note that your functional currency is the Australian dollar. As such please revise your accounting policy for foreign currency transaction to clarify that these transactions are translated into Australian dollars ensuring compliance with the guidance in IAS 21.20 through .34. Please also provide your accounting policy for the translation of your results and financial position into your presentation currency, the US dollar, in accordance with the guidance in IAS 21.38 through .43.

RESPONSE: Accounting policy on functional and presentation currency has been added to the financial statements for fiscal year ended June 30, 2024 within Note 25 on pages F-25.

Condensed statement of cash flows, page F-30

32.

We note that you received $237,104 in proceeds from the issuance of shares during the six-months ended December 31, 2023. We further note your disclosures in Note 4 that you issued 127,764 shares for US$92,842, 315,414 shares for US$229,201, and 198,527 shares for $144,262 for a total of US$466,305. Please reconcile for us the amount of cash received per the statement of cash flows versus the number of shares issued and the corresponding value recognized per Note 4. As appropriate, revise your disclosures to separately present issuances in which services were received in exchange for shares versus shares issued in exchange for cash and whether those cash transactions are with related parties or third parties.

RESPONSE: In the prior December 31, 2023 six-month financial statements the values of $92,842 + $144,262 = $237,104 reconciles with the cash flow statement. The value of $229,201 was included within paid in capital as at June 30, 2023 and upon issuance of the shares, during fiscal year ended June 30, 2024, transferred to issued capital. Additional clarification has been included in the financial statements for fiscal year ended June 30, 2024 within Note 10 on page F-13.

Securities and Exchange Commission
December 20, 2024

Note 4. Share Capital, page F-32

33.

We note your issuance of 111,375 Ordinary Shares for a September 19, 2023 Anti- dilution per share agreement. Please expand your disclosures to provide a discussion of the material terms of this agreement along with your accounting policy.

RESPONSE: Refer to Note 10 (footnote 2) on page F-13.

Note 14. Share-based payments, page F-37

34.	Please expand your disclosures to provide the material terms of the ESOP and your accounting policy.

RESPONSE: Refer to Note 12 on page F-14, Note 24 on pages F-21 to F-23 (inclusive) and Note 25 on pages F-27 and F-28.

General

35.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We will not, and we have been advised by WallachBeth, the Underwriter, that they will not, present any information to potential investors other than information contained in our prospectus.

36.

For all statements throughout the prospectus regarding industry leadership, please revise to substantiate your claims and disclose the relevant metric and material assumptions upon which each statement is based. We note, as example only, your references to (i) Panacea-GenomeScreen as the “first mover” in the high prominence preimplantation genetic testing market on page 9; (ii) the establishment of your products as a “higher standard of pre-implantation genetic testing on page 10; (iii) the company’s “state-of-the-art genetic testing service on page 64; (iv) Panacea- GenomeScreen as the “singularly superior” test in the market on page 64; and (v) the Genome Sharing Platform as a “trailblazing ecosystem” on page 73.

RESPONSE: Revisions made to statements relating to industry leadership throughout our prospectus, including but not limited to pages 9, 10, 13, 23, 63, 64, 72 and 73.

Securities and Exchange Commission
December 20, 2024

* * *

The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in its submissions and later filings of the Registration Statement, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely, /s/ Nicholas Murphy Nicholas Murphy Chief Executive Officer and Managing Director

cc:	Paul Viney

Alison Newman Esq.

Sarah Hewitt Esq.